Exhibit 99.1

Report of independent registered public accounting firm

To the shareholders and the board of directors of

Prometic Life Sciences Inc.

Opinion on the consolidated financial statements

We have audited, before the effects of the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, the consolidated statements of operations, comprehensive loss, changes in equity and cash flows of Prometic Life Sciences Inc. (the “Company”), for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, present fairly, in all material respects, the consolidated financial performance of the Company and its consolidated cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010. In 2019, we became the predecessor auditor.

/s/ Ernst & Young LLP1

Montreal, Canada

March 27, 2018

1 CPA auditor, CA, public accountancy permit no. A123806

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